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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [ ]                       Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes [ ]                                No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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                                  EXHIBIT LIST


Exhibit        Description
-------        -----------

  99.1 Asset Purchase and Sale Agreement between Gerdau Ameristeel US Inc. and Potter Form & Tie Co. dated February 13, 2004


  99.2 Asset Purchase and Sale Agreement between Gerdau Ameristeel US Inc. and Gate City Steel, Inc., RJ Rebar, Inc. and Rebar Express of Cincinnati, LLC dated November 23, 2004


  99.3         Articles of Amalgamation and By-laws of Gerdau Ameristeel
               Corporation


  99.4         Annual Report for the fiscal year ended December 31, 2004


  99.5         Form of Proxy

  99.6 Notice of Annual Meeting of Shareholders and Management Information Circular

  99.7         Canadian GAAP audited financial statements


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March  31, 2005

                                 GERDAU AMERISTEEL CORPORATION


                                 By:         /s/ Robert E. Lewis
                                     -------------------------------------------
                                     Name:   Robert E. Lewis
                                     Title:  Vice-President, General Counsel and
                                             Corporate Secretary